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Confidential

September 1, 2021

Mr. Alexandra Barone

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496)
Response to the Staff’s Comments on
Registration Statement on Form F-3 (Registration No. 333-258329) Filed on July 30, 2021

Dear Mr. Barone and Mr. Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 17, 2021 on the Company’s registration statement on Form F-3 (Registration No. 333-258329) filed with the Commission on July 30, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.1 to the Registration Statement (the “Amendment No.1”) and certain exhibits via EDGAR to for Staff’s review.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No.1, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

Wilson Sonsini Goodrich & Rosati

威爾遜‧桑西尼‧古奇‧羅沙迪律師事務所

Partners 合夥人: Weiheng Chen 陳煒恒, Dan Ouyang 歐陽丹*, Wanda Woo 胡芷筠, Winfield Lau 劉泳暉

*Not Resident in Hong Kong

austin   beijing   boston   brussels   hong kong   london   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

The Company respectfully advises the Staff that the Company is actively migrating and expanding its cryptocurrency mining business into international markets outside China. After the suspension of the Company’s data center operations in China in June 2021 and the disposal of the lottery-related business in China in July 2021, the substantial majority of the Company’s business operations have been migrated to international markets. As of the date of this submission, (1) the Company’s remaining operations in China primarily involve the provision of administrative supports to its cryptocurrency mining business outside China, as well as the provision of information technology services to its operating entities and mining pools outside China; and (2) the Company does not maintain any variable interest entity structure or operate any data center in China. In addition, as advised by its PRC counsel, the Company is currently not subject to any PRC laws and regulations relating to anti-monopoly concerns given the scope and supporting nature of its remaining business operations in China.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 5 and 6 of the Amendment No.1.

Our Company, page 4

2.	Please revise your prospectus summary to include no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K. In your summary of risk factors, disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 of the Amendment No.1.

3.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

The Company respectfully advises the Staff that, as advised by its PRC counsel, the Company does not believe that it is required to obtain approval from the CSRC or the CAC for any offering contemplated under the Registration Statement, and that as such, neither the Company nor any of its subsidiaries has applied for or obtained approval from either the CSRC or the CAC in connection therewith. In response to the Staff’s comment, the Company has revised the disclosure and included a risk factor relating to CSRC approval and CAC review on pages 6, 14, 17 and 18 of the Amendment No.1.

4.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has revised the disclosure and included a risk factor relating to the risk of our securities being delisted from a U.S. exchange if the PCAOB determines that it cannot inspect auditor with presence in China on pages 7, 15 and 16 of the Amendment No.1.

5.	Please revise to disclose the company's existing digital asset holdings as of the date of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amendment No.1.

Risk Factors, page 5

6.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 13, 14 and 17 of the Amendment No.1.

7.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully advises that, as advised by its PRC counsel, the Company does not believe that it is required to obtain approval from the CAC for any offering contemplated under the Registration Statement due to the disposal of the Company’s lottery related business in China, the suspension of its data centers in China, and the ongoing migration and expansion of its cryptocurrency mining business into international markets outside China. In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Amendment No.1.

***

If you have any questions regarding the Amendment No.1 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation